Schedule 13G	Page 1 of 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G	OMB APPROVAL
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Under the Securities Exchange Act of 1934
(Amendment No. 1)*

interWAVE COMMUNICATIONS INTERNATIONAL, LTD.
(Name of Issuer)

Common Shares, par $0.001 per share
(Title of Class of Securities)

G4911N 10 2
(CUSIP Number)

October 22, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No. G4911N 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). UTStarcom, Inc. FEIN: 52-1782500

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,836,575 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,836,575 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,836,575 (1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 11.17%

12.	Type of Reporting Person (See Instructions)
CO

(1)           2,000,000 of the shares beneficially owned by the reporting person are currently exercisable pursuant to a warrant.

Schedule 13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

interWAVE Communications International, Ltd.

(b)	Address of Issuer’s Principal Executive Offices

Clarendon House, 2 Church Street, P.O. Box HM1022, Hamilton HM DX, Bermuda

Item 2.

(a)	Name of Person Filing

UTStarcom, Inc.

(b)	Address of Principal Business Office or, if none, Residence

1275 Harbor Bay Parkway, Suite 100, Alameda, CA 94502

(c)	Citizenship

UTStarcom, Inc. is a Delaware Corporation

(d)	Title of Class of Securities

Common Shares, par value $0.001 per share

(e)	CUSIP Number

G4911N 10 2

Item 3.                                   Inapplicable.

Item 4.                     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                  Amount beneficially owed:  7,836,575 (1)

(b)                 Percent of class:  11.17%

(c)                  Number of shares as to which the person has:

(i)                     Sole power to vote or to direct the vote:  7,836,575 (1)

(ii)                  Shared power to vote or to direct the vote:  0

(iii)               Sole power to dispose or to direct the disposition:  7,836,575 (1)

(iv)              Shared power to dispose or to direct the disposition of:  0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.        Ownership of Five Percent or Less of a Class

                Inapplicable.

(1)           2,000,000 of the shares beneficially owned by the reporting person are currently exercisable pursuant to a warrant.

Schedule 13G	Page 4 of 5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable.

Item 8.	Identification and Classification of Members of the Group

Inapplicable.

Item 9.	Notice of Dissolution of Group

Inapplicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2002	UTSTARCOM, INC.

	By:	/s/ Michael Sophie
Name: Michael Sophie
Title: Chief Financial Officer